UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 17, 2007

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition.". Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 17, 2008, Independence Holding Company issued a news release announcing 2007 Fourth-Quarter and Annual Results. A copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated March 17, 2008 announcing 2007 Fourth-Quarter and Annual Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: March 19, 2008

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   CONTACT: TERESA A. HERBERT
96 CUMMINGS POINT ROAD   (203) 358-8000
STAMFORD, CONNECTICUT 06902   www.Independenceholding.com
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
2007 FOURTH-QUARTER AND ANNUAL RESULTS**

Stamford, Connecticut, March 17, 2008. Independence Holding Company (NYSE: IHC) today reported 2007 fourth-quarter and annual results.

Financial Results

Revenues increased 12.7% to $98,821,000 for the three months ended December 31, 2007, compared to revenues of $87,666,000 for the same period in 2006, as adjusted for discontinued operations. Income from continuing operations decreased to $844,000, or $.06 per share, diluted, for the three months ended December 31, 2007, compared to $3,683,000, or $.24 per share, diluted, for the three months ended December 31, 2006. Results for the 2007 and 2006 periods include pre-tax realized investment losses of $215,000 and $95,000, respectively.

Revenues increased 17.5% to $402,322,000 for the year ended December 31, 2007, compared to revenues of $342,262,000 for the year ended December 31, 2006. Income from continuing operations decreased to $1,504,000, or $.10 per share, diluted, for the year ended December 31, 2007, compared to $14,481,000, or $.95 per share, diluted, for the year ended December 31, 2006. The decline is largely a result of reserve adjustments and strengthening of $11,875,000 relating to the medical stop loss business written in 2006 in addition to reserving the 2007 year business at higher loss ratios due to the development on 2006 business.

The Company also reported a loss on the sale of discontinued operations of $(3,608,000), or $(.24) per share, diluted, from the sale of its credit segment and a loss from discontinued operations of $(224,000), or $(.01) per share, diluted, for the year ended December 31, 2007. Under statutory accounting principles, such sale had the effect of increasing Madison National Life's surplus. Under GAAP, the sale resulted in the loss described above, primarily due to the write-off of deferred acquisition costs related to the credit segment. Net loss amounted to $(2,436,000), or $(.16) per share, diluted, for the three months ended December 31, 2007, compared to income of $3,597,000, or $.23 per share, diluted, for the three months ended December 31, 2006. Net loss amounted to $(2,328,000), or $(.15) per share, diluted, for the year ended December 31, 2007, compared to income of $14,061,000, or $.93 per share, diluted, for the year ended December 31, 2006.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "While we are pleased with the increase in revenues in this quarter and for the entire 2007 year, we are obviously not satisfied with the drop in our earnings. This decrease is primarily attributable to medical stop-loss reserve strengthening recognized in the 2007 third quarter relating to prior years. We are optimistic that we will see increases in both revenues and earnings for 2008 for several reasons, including the following: (1) The Company reported a loss from operations from the credit segment for the past several years and the sale of our credit business allowed us to redeploy the capital associated with this business by agreeing to acquire a block of life insurance policies with approximately $65 million of reserves. We expect this transaction to close and be effective as of April 1, 2008, and anticipate that it will be immediately accretive to earnings. (2) We had significant reserve strengthening in 2007 related to prior years. (3) The Company has a strong balance sheet and our fixed maturity portfolio is rated, on average, AA, our book value is $14.63 per share, and we have $1.3 billion of assets. (4) There appears to be less reinsurance capacity available for stop-loss reinsurance, which may serve as a leading indicator of a hardening of this market. (5) We have effected cost-reduction programs at our two largest subsidiaries. (6) Our fully insured medical line is growing and continues to be more diversified and less reliant on any one product line. We also expect higher margins in 2008 due to an increase in rates and tighter underwriting in 2007 and 2008."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. AMIC is a holding company principally engaged in the health insurance and reinsurance business through Independence American Insurance Company and its managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

FOURTH QUARTER REPORT

DECEMBER 31, 2007
(In Thousands, Except Per Share Data)

		Three Months Ended December 31,		Year Ended December 31,	
		2007	2006	2007	2006
Revenues					
Premiums earned	$	74,898 $	65,733 $	306,885 $	258,670
Net investment income		11,004	13,048	46,122	47,676
Fee income		12,543	8,629	44,083	32,533
Net realized investment gains and losses		(215)	(95)	1,258	625
Equity income from AMIC		145	293	546	699
Other income		446	58	3,428	2,059
		98,821	87,666	402,322	342,262
Expenses					
Insurance benefits, claims and reserves		58,964	50,320	250,705	197,892
Selling, general and administrative expenses		35,863	29,511	139,380	113,997
Amortization of deferred acquisition costs		1,517	1,486	6,111	5,370
Interest expense on debt		1,025	1,069	4,194	3,890
		97,369	82,386	400,390	321,149
Income from continuing operations before income taxes		1,452	5,280	1,932	21,113
Income taxes		608	1,597	428	6,632
Income from continuing operations		844	3,683	1,504	14,481
Discontinued operations:					
Income (loss) from discontinued operations		328	(86)	(224)	(420)
Loss on disposition of discontinued operations		(3,608)	-	(3,608)	-
Net Income (Loss)	$	(2,436)	3,597 $	(2,328) $	14,061
Basic income (loss) per common share:					
Income from continuing operations	$	.06 $	.24 $	.10 $	.97
Income (loss) from discontinued operations		.02	-	(.01)	(.02)
Loss on disposition of discontinued operations		(.24)	-	(.24)	-
Basic income (loss) per common share	$	(.16) $	.24 $	(.15) $	.95
Weighted average shares outstanding		15,213	15,095	15,196	14,872
Diluted income (loss) per common share					
Income from continuing operations	$	.06 $	.24 $	.10 $	.95
Income (loss) from discontinued operations		.02	(.01)	(.01)	(.02)
Loss on disposition of discontinued operations		(.24)	-	(.24)	-
Diluted income (loss) per common share	$	(.16) $	.23 $	(.15) $	.93
Weighted average diluted shares outstanding		15,309	15,329	15,311	15,167

As of March 14, 2008, there were 15,364,037 shares outstanding, net of treasury shares.

Certain amounts in prior years have been reclassified to reflect the results of discontinued operations